EXHIBIT 99.4

Intellipharmaceutics Announces 2013 Year End Results

Significant Year Sees Commercial Launch of Generic Focalin XR(R)

TORONTO, Feb. 18, 2014 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the year ended November 30, 2013. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

Revenue related to the Company's license and commercialization agreement with Par Pharmaceutical, Inc. ("Par") in the year ended November 30, 2013 was $1.5 million versus $0.1 million in the prior year. The $1.5 million revenue in the year ended November 30, 2013 derived principally from 12 days of commercial sales of 15 and 30 mg strengths of dexmethylphenidate hydrochloride extended-release capsules (generic Focalin XR®), which recently received final FDA approval, while the revenue of $0.1 million in the prior year related to an amendment of the agreement with Par.

Loss from operations for the year ended November 30, 2013 was $6.8 million compared with loss from operations of $10.1 million for the year ended November 30, 2012. Research and development ("R&D") expenditures in the year ended November 30, 2013 decreased to $5.1 million versus $6.0 million for the prior year, primarily due to a decrease in stock-based compensation for R&D employees and the timing of certain R&D activities which have been deferred. After adjusting for stock-based compensation, expenditures for R&D were slightly lower. Selling, general and administrative expenses in the year ended November 30, 2013 decreased to $2.9 million versus $3.7 million in the prior year. After adjusting for stock-based compensation expense, expenditures for selling, general and administrative expenses were slightly lower due to the resignation of an executive of IPC Ltd.

The Company recorded a net loss for the year ended November 30, 2013 of $11.5 million, or $0.58 per common share, compared with a loss of $6.1 million, or $0.36 per common share for the year ended November 30, 2012. The increased loss can be attributed to the loss in the fair value adjustment of derivative liabilities compared to a gain in the fair value adjustment of derivative liabilities in the prior year. This was partially offset by a decrease in R&D and selling, general and administrative expenses in the year ended November 30, 2013 compared to the prior year. Stock-based compensation expense in the year ended November 30, 2013 was $1.2 million versus $2.3 million in the prior year. The fair value adjustment of derivative liabilities in the year ended November 30, 2013 was a loss of $3.9 million versus a gain of $3.8 million in the prior year. The fair values of the derivative liabilities have been re-valued at November 30, 2013 using the Black-Scholes Option Pricing Model, resulting in an increase in the fair value of the derivative liabilities and a fair value adjustment of the derivative liabilities for a loss.

At November 30, 2013, Intellipharmaceutics' cash and cash equivalents totaled $0.8 million, compared with $0.5 million at November 30, 2012. The increase in cash and cash equivalents during the year ended November 30, 2013 is mainly a result of the increase in financing activities, partially offset by a decrease in cash flows used in operating activities related to R&D activities, and the decrease in purchases of production, laboratory and computer equipment.

For the year ended November 30, 2013, net cash flows used in operating activities decreased to $6.9 million as compared to $7.7 million for the year ended November 30, 2012. The decrease was due to lower cash expenditures in R&D activities as well as for selling, general and administrative expenses. For the year ended November 30, 2013, net cash flows from financing activities were $7.3 million compared to $4.4 million in the year ended November 30, 2012. In the year ended November 30, 2013, the Company completed an underwritten public offering for gross proceeds of approximately $3.1 million in July 2013, a registered direct unit offering for gross proceeds of approximately $3.1 million in March 2013, a debenture financing in the aggregate principal amount of $1.5 million in January 2013, and several warrant exercises, partially offset by issuance costs where applicable. In the prior year the Company completed a registered direct common share offering for gross proceeds of $5 million. For the year ended November 30, 2013 net cash flows used in investing activities was $0.1 million compared to $1.0 million in the year ended November 30, 2012. This decrease was mainly the result of purchases of production, laboratory and computer equipment during the prior year due to the acceleration of product development activities.

Corporate Highlights

  On November 18, 2013, the United States Food and Drug Administration ("FDA") granted the Company final approval to market Intellipharmaceutics' dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths. Commercial sales of these strengths were launched immediately by the Company's commercialization partner in the United States, Par. As the first-filer for the drug product in the 15 mg strength, the Company will have 180 days of exclusivity of generic sales from the date of launch of such product in the United States by its partner, Par. The Company's 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. The Company believes that Par intends to launch these strengths immediately upon the expiry of those exclusivity periods, but there can be no assurance as to when or if any launch will occur. There can be no assurance as to when or if final FDA approval will be received for the remaining product strengths the Company has applied for or that any of these strengths tentatively approved will ever be successfully commercialized.

  In November 2013, Intellipharmaceutics entered into an at-the-market offering program under which it may, from time to time, sell up to 5,305,484 of its common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) on the NASDAQ or otherwise, of which 1,312,100 of its common shares have been sold for net proceeds of $4,808,054 as of the date of this release.

  In February 2014, Intellipharmaceutics announced the receipt of approximately $3.1 million as its first payment relating to commercial sales of dexmethylphenidate hydrochloride extended-release capsules by Par. This represents the Company's licensing revenue for the 15 and 30 mg strengths of the drug product for the period commencing with the first commercial sales of those strengths on November 19, 2013 and ended December 31, 2013 under its license and commercialization agreement with Par. Future payments are expected on a quarterly basis, although the amounts of any such payments cannot now be determined and may vary significantly from time-to-time.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, Intellipharmaceutics has developed several drug delivery systems and a pipeline of products (our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths which recently received final FDA approval) and product candidates in various stages of development, including Abbreviated New Drug Applications ("ANDAs") filed with the FDA in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

Intellipharmaceutics also has New Drug Application 505(b)(2) product candidates in its development pipeline. These include Rexista™ oxycodone, an abuse-deterrent oxycodone, based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System and Regabatin™ XR pregabalin extended-release capsules.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the estimated proceeds we may receive from any offering of our securities, our expected use of any proceeds from any offering, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, the difficulty of predicting the impact of competitive products and pricing and the timing and success of product launches, the timing and amount of insurance reimbursement for our products, changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third party sourced products and materials, difficulties or delays in manufacturing, the manufacturing capacity of third-party manufacturers that we may use for our products, and the successful compliance with FDA and other governmental regulations applicable to the Company and its third party manufacturers' facilities, products and/or businesses. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Nothing contained in this document should be construed to imply that the results discussed herein will necessarily continue or that any conclusion reached herein will necessarily be indicative of actual operating results of the Company.

The audited consolidated financial statements, accompanying notes to the audited consolidated financial statements, and Management Discussion and Analysis for the year ended November 30, 2013 will be accessible on Intellipharmaceutics website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Consolidated balance sheets
As at November 30, 2013 and 2012 (restated)
(Stated in U.S. dollars)
	2013	2012
	$	$
Assets
Current
Cash and cash equivalents	760,586	497,016
Accounts receivable	1,475,745	2,778
Investment tax credits	179,551	301,932
Prepaid expenses, sundry and other assets	312,533	137,449
	2,728,415	939,175

Deferred offering costs	419,777	--
Property and equipment, net	1,231,309	1,535,703
	4,379,501	2,474,878

Liabilities
Current
Accounts payable	810,381	512,360
Accrued liabilities	669,321	224,797
Employee costs payable	508,616	663,222
Current portion of capital lease obligations	43,264	51,524
Due to related parties	759,564	783,717
	2,791,146	2,235,620

Convertible debenture	2,105,406	--
Capital lease obligations	--	46,242
Warrant liabilities	5,438,022	1,960,893
	10,334,574	4,242,755

Shareholders' deficiency
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
21,430,611 common shares	11,721,152	6,128,697
(2012 - 17,906,937)
Additional paid-in capital	23,619,055	22,428,120
Accumulated other comprehensive loss	284,421	(240,010)
Accumulated deficit	(41,579,701)	(30,084,684)
	(5,955,073)	(1,767,877)
Contingencies
	4,379,501	2,474,878

Intellipharmaceutics International Inc.
Consolidated statements of operations and comprehensive loss for the years ended November 30, 2013, 2012 and 2011
(Stated in U.S. dollars)

	2013	2012	2011
	$	$	$
Revenues
Licensing	1,481,719	--	--
Milestone	43,209	--	--
Research and development	--	107,091	501,814
Other incidental services	2,546	--	--
	1,527,474	107,091	501,814

Expenses
Research and development	5,076,236	5,992,417	5,125,608
Selling, general and administrative	2,873,091	3,672,313	2,925,454
Depreciation	396,814	452,303	227,456
Write-down on long lived assets	--	107,123	--
	8,346,141	10,224,156	8,278,518

Loss from operations	(6,818,667)	(10,117,065)	(7,776,704)
Fair value adjustment of derivative liabilities	(3,889,683)	3,841,233	5,346,878
Financing expense	(115,056)	--	(2,357,732)
Net foreign exchange (loss) gain	(359,554)	181,682	(70,036)
Interest income	2,839	20,691	60,790
Interest expense	(314,896)	(63,406)	(83,473)
Net loss	(11,495,017)	(6,136,865)	(4,880,277)
Other comprehensive income (loss)
Foreign exchange translation adjustment	524,431	(124,975)	110,441
Comprehensive loss	(10,970,586)	(6,261,840)	(4,769,836)

Loss per common share, basic and diluted	(0.58)	(0.36)	(0.33)

Weighted average number of common shares outstanding, basic and diluted	19,671,093	17,258,686	14,994,118

Intellipharmaceutics International Inc.
Consolidated statements of cash flows
for the years ended November 30, 2013, 2012 and 2011
(Stated in U.S. dollars)
	2013	2012	2011
	$	$	$

Loss	(11,495,017)	(6,136,865)	(4,880,277)
Items not affecting cash
Depreciation	396,814	452,303	227,456
Stock-based compensation	1,153,882	2,323,845	702,460
Deferred share units	39,548	36,727	33,101
Interest accrual	43,538	45,278	7,739
Fair value adjustment of derivative liabilities	3,889,683	(3,841,233)	(5,346,878)
Write-down on long lived assets	--	107,123	--
Financing expense	115,056	--	884,587
Unrealized foreign exchange loss (gain)	403,180	(145,724)	203,604
Change in non-cash operating assets & liabilities
Accounts receivable	(1,472,966)	605	(1,764)
Investment tax credits	106,744	96,264	869,406
Prepaid expenses and sundry assets	(181,402)	(10,206)	17,189
Accounts payable and accrued liabilities	74,144	(475,387)	203,743
Deferred revenue	--	(107,091)	98,186
Cash flows used in operating activities	(6,926,796)	(7,654,361)	(6,981,448)

Financing activities
Payments to related parties	--	--	(801,551)
Repayment of capital lease obligations	(49,989)	(44,364)	(22,452)
Issuance of shares on exercise of stock options	5,965	--	93,165
Proceeds from issuance of shares and warrants, gross	6,196,800	--	12,000,000
Proceeds from issuance of shares on exercise of warrants	511,743	187,500	--
Proceeds from convertible debenture	1,500,000	--	--
Proceeds from issuance of shares, gross	--	5,000,000	--
Share issuance cost	(836,099)	(779,271)	--
Cash flows provided from financing activities	7,328,420	4,363,865	11,269,162

Investing activity
Purchase of property and equipment	(122,017)	(1,036,092)	(262,142)

Cash flows used in investing activities	(122,017)	(1,036,092)	(262,142)

Effect of foreign exchange gain on cash held in foreign currency	(16,037)	6,516	2,380

Increase (decrease) in cash and cash equivalents	263,570	(4,320,072)	4,027,952
Cash and cash equivalents, beginning of year	497,016	4,817,088	789,136
Cash and cash equivalents, end of year	760,586	497,016	4,817,088

Supplemental cash flow information
Interest paid	176,311	39,173	163,099
Taxes paid	--	--	--
CONTACT: Company Contact:
         Intellipharmaceutics International Inc.
         Shameze Rampertab
         Vice President Finance & CFO
         416-798-3001
         investors@intellipharmaceutics.com

         Investor Contact:
         ProActive Capital
         Kirin Smith
         646-863-6519
         ksmith@proactivecapital.com